One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 275 8389 Fax

February 10, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jaea F. Hahn

Re:	Withdrawal Request

Post-Effective Amendment No. 1 to Lafayette Square Far West BDC, Inc.’s Registration Statement on Form 10-12G

Filed on January 20, 2022

File No. 000-56329

Dear Ms. Hahn:

On behalf of Lafayette Square Far West BDC, Inc., a Delaware corporation (the “Company”), we hereby respectfully request the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-56329), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission on January 20, 2022 (the “Post-Effective Amendment”).

For clarity, the Company is making no request with respect to its Registration Statement on Form 10-12G (File No. 000-56329), filed on August 20, 2021, Pre-Effective Amendment No. 1 thereto, filed on October 12, 2021, or any other amendments or supplements thereto (other than the Post-Effective Amendment).

If you have any questions, please feel free to contact Thomas J. Friedmann by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann
Thomas J. Friedmann